                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended September 25, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

               For the transition period from ______ to _________

                         Commission file number: 0-14706

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Ingles Markets, Incorporated
                         Investment/Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Ingles Markets, Incorporated
                             P.O. Box 6676
                             Asheville, North Carolina  28816

                              Financial Statements and Supplemental Schedules

                                         Ingles Markets, Incorporated
                                         Investment/Profit Sharing Plan

                               As of September 25, 1999 and September 26, 1998
                                   and for the year ended September 25, 1999
                                       with Report of Independent Auditors

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Financial Statements and Supplemental Schedules

               As of September 25, 1999 and September 26, 1998 and
                      for the year ended September 25, 1999




                                    Contents


Report of Independent Auditors................................................................1

Financial Statements

Statements of Net Assets Available for Benefits...............................................2
Statement of Changes in Net Assets Available for Benefits.....................................3
Notes to Financial Statements.................................................................4



Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes at September 25, 1999.............10
Line 27d - Schedule of Reportable Transactions for the year ended September 25, 1999.........11

[ERNST & YOUNG LOGO]       -Ernst & Young LLP              -Phone:(864) 242-5740
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                            Suite 800
                            P.O. Box 10647
                            Greenville, south Carolina 29603





                         Report of Independent Auditors


The Plan Administrative Committee
Ingles Markets, Incorporated Investment/Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of September 25, 1999 and September 26, 1998 and the related statement of changes in net assets available for benefits for the year ended September 25, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 25, 1999 and September 26, 1998, and the changes in its net assets available for benefits for the year ended September 25, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 25, 1999, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                             /s/ Ernst & Young LLP


February 20, 2000

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                           SEPTEMBER 25,       SEPTEMBER 26,
                                               1999                1998
                                           ------------       -------------
ASSETS
Investments at fair value:
   Employer securities                     $22,885,111         $21,936,851
   Collective trust funds                   11,323,226           9,054,729
   Mutual funds                              6,725,610           6,032,004
   Loans to participants                       741,889             608,822
                                           -----------         -----------
                                            41,675,836          37,632,406

Cash                                             1,689                  --

Receivables:
   Employer contributions                      337,644                  --
   Participant contributions                   173,114                  --
                                           -----------         -----------
                                               510,758
                                           -----------         -----------
                                            42,188,283          37,632,406
LIABILITIES
Due to bank                                         --              48,572
                                           -----------         -----------
Net assets available for benefits          $42,188,283         $37,583,834
                                           ===========         ===========



See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended September 25, 1999


ADDITIONS
Net realized and unrealized appreciation in fair value of investments          $ 5,312,413
Interest                                                                            46,936
                                                                               -----------
                                                                                 5,359,349
Contributions:
Participant                                                                      2,349,769
Employer                                                                           632,310
                                                                               -----------
                                                                                 2,982,079
                                                                               -----------
Total additions                                                                  8,341,428

DEDUCTIONS
Distributions to participants                                                    3,549,956
Administrative expenses                                                            187,023
                                                                               -----------
Total deductions                                                                 3,736,979
                                                                               -----------
Net increase                                                                     4,604,449
Net assets available for benefits at September 26, 1998                         37,583,834
                                                                               -----------
Net assets available for benefits at September 25, 1999                        $42,188,283
                                                                               ===========



See accompanying notes.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

                          Notes to Financial Statements

                               September 25, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Ingles Markets Incorporated Investment/Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from the Plan Administrative Committee.

GENERAL

The Plan is a defined contribution plan covering all employees of Ingles Markets, Incorporated (Company and Plan Sponsor) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of service with a minimum of 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Plan provides for three types of contributions: (i) employer profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company - discretionary in nature; (ii) employee pre-tax 401(k) contributions by participating employees from 1% to 15% of their pretax annual compensation as defined in the Plan (in increments of 1%) and (iii) employer 401(k) matching contributions, discretionary in nature and announced by the Company prior to the start of each Plan quarter.

The Company made discretionary profit sharing contributions to the Plan in fiscal 1999 and 1998 of $237,212 and $430,123, respectively. The Company made 401(k) matching contributions, which were allocated to the accounts of participating employees, in fiscal 1999 and fiscal 1998. The allocation of Company contributions has certain limits as detailed in the Plan Document.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions and plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon enrollment in the Plan, participants may direct employee and employer contributions in 1% increments to any of the Plan's fund options. No 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Contributions by employees plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company's matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of seven years of service. Forfeited balances are allocated as follows:

       a. First, to restore the nonvested portion of the employer contribution accounts of certain terminated participants who reparticipate in the plan as described in the Plan document.
       b. Second, the Company has the option to reduce the matching employer contribution as described in the Plan document.

Unallocated forfeitures at September 25, 1999 and September 26, 1998 were $723,000 and $599,000, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years. The loans are secured by the balance in the participant's account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in common and collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

          Ingles Markets, Incorporated Investment/Profit Sharing Plan

3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. The bank's records do not separate dividends from appreciation. The Employer securities had dividends of approximately $1,109,000 which are included in the appreciation amount below. During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value as determined by quoted market prices as follows:

                                   NET REALIZED AND
                                UNREALIZED APPRECIATION
                                   IN FAIR VALUE OF
                                      INVESTMENTS
                                -----------------------
Employer securities                  $3,158,936
Mutual funds                            348,999
Collective trust funds                1,804,478
                                     ----------
Total                                $5,312,413
                                     ==========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                       SEPTEMBER 25,          SEPTEMBER 26,
                                                           1999                    1998
                                                       -------------          -------------
Employer Securities:
   Ingles Stock Fund                                     $22,850,819*          $21,936,851*
Mutual Funds:
   First Union National Bank - Evergreen
     Balanced Fund                                         3,950,659             3,893,450
   First Union National Bank - Evergreen
     Short-Term Intermediate Bond Fund                            **             2,138,554
Collective Trust Funds:
   First Union National Bank - Stable Portfolio
     Group Fund                                            3,034,257             2,484,377
   First Union National Bank - Enhanced Stock
     Portfolio Fund                                        8,288,969             6,570,352

----------------
*        Nonparticipant-directed.
**       Less than 5% of Plan assets.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                               SEPTEMBER 25,     SEPTEMBER 26,
                                                                   1999              1998
                                                              --------------     -------------
Net assets:
   Employer securities:
   Ingles Stock Fund - Class B                                  $ 22,850,819     $  21,936,851


                                                                             YEAR ENDED
                                                                        SEPTEMBER 25, 1999
                                                                        ------------------
Changes in net assets:
   Net realized and unrealized appreciation in fair value                 $  3,000,430
   Distributions to participants                                            (1,576,758)
   Transfers to participant-directed investments                              (509,704)
                                                                          ------------
Total                                                                     $    913,968
                                                                          ============

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. PLAN AMENDMENT

Effective September 27, 1998 participants may contribute to the Plan 1% to 15% of their compensation as defined in the Plan document. Prior to this date, the maximum elective deferral was 10%.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at September 25, 1999:


   Net assets available for benefits per the financial
       statements                                               $ 42,188,283

   Contributions receivable                                          510,758
                                                                ------------
   Net assets available for benefits per the Form 5500          $ 41,677,525
                                                                ============



The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended September 25, 1999:

   Contributions per the financial statements                   $ 2,982,079
   Less: contributions receivable                                  (510,758)
                                                                -----------
   Contributions per the Form 5500                              $ 2,471,321
                                                                ===========

                             SUPPLEMENTAL SCHEDULES

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                                 EIN: 56-0846267
                                Plan Number: 001

           Line 27a - Schedule of Assets Held for Investment Purposes

                               September 25, 1999


                                                (C) DESCRIPTION OF INVESTMENT,
           (B) IDENTITY OF ISSUE,               INCLUDING MATURITY DATE, RATE OF
             BORROWER, LESSOR OR                   INTEREST, COLLATERAL, PAR OR                            (E) CURRENT
 (A)            SIMILAR PARTY                            MATURITY VALUE                  (D) COST              VALUE
---------------------------------------         -----------------------------------    --------------       ------------
       COLLECTIVE TRUST FUNDS:
  *       First Union National Bank             Stable Portfolio Group Fund            $   2,735,014        $  3,034,257
  *       First Union National Bank             Enhanced Stock Portfolio
                                                   Fund                                    5,333,352           8,288,969
                                                                                       -------------        ------------
                                                                                           8,068,366          11,323,226
       MUTUAL FUNDS:
  *       First Union National Bank             Evergreen Short-term Intermediate
                                                   Bond Fund                               1,625,530           1,840,752
  *       First Union National Bank             Evergreen Balanced Fund                    3,107,965           3,950,659
  *       First Union National Bank             Janus Aspen Worldwide Growth Fund
                                                                                             601,221             607,854
  *       First Union National Bank             Invesco Dynamics VI                          319,083             326,345
                                                                                       -------------        ------------
                                                                                           5,653,799           6,725,610
       EMPLOYER SECURITIES:
  *       Ingles Markets, Incorporated          Ingles Stock Fund -
                                                $.05 par value; Class B Common
                                                   Stock                                  16,536,528          22,850,819
  *       Ingles Markets, Incorporated          Ingles Class A Stock Fund - $.05
                                                   par value; Class A Common Stock
                                                                                              36,402              34,292
                                                                                       -------------        ------------
                                                                                          16,572,930          22,885,111
           Loans to participants                Interest rates of 8.75% to
                                                   10.00%; maturity dates of
                                                   1999-2009                                                     741,889
                                                                                                  --
                                                                                       -------------        ------------
                                                                                       $  30,295,095        $ 41,675,836
                                                                                       =============        ============

----------

*   Represents a party-in-interest.

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                                 EIN: 56-0846267
                                Plan Number: 001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended September 25, 1999

                                                                                                          (H) CURRENT
                                                                                                              VALUE
                                      (B) DESCRIPTION OF ASSET                                              OF ASSET ON
                                    INCLUDING INTEREST RATE AND   (C) PURCHASE  (D) SELLING  (G) COST OF    TRANSACTION (I)GAIN OR
 (A) IDENTITY OF PARTY INVOLVED      MATURITY IN CASE OF A LOAN       PRICE         PRICE         ASSET        DATE        (LOSS)
 ------------------------------      --------------------------   ------------  -----------   ----------- ------------- ----------
Category (iii) - A series of
  transactions in  excess of 5% of
  Plan  assets:
-----------------------------------

Ingles Markets, Incorporated         Ingles Stock Fund:
                                        Purchases                 $   800,525   $       --    $   800,525  $   800,525   $      --
                                        Sales                              --    2,956,851      2,282,414    2,956,851     674,437

First Union National Bank            Enhanced Stock Portfolio:
                                        Purchases                   2,088,663           --      2,088,663    2,088,663          --
                                        Sales                              --    1,977,483      1,236,633    1,977,483    740,850

First Union National Bank            Stable Portfolio Group:
                                        Purchases                   1,532,459           --      1,532,459    1,532,459          --
                                        Sales                              --    1,124,710      1,043,424    1,124,710      81,286

           Ingles Markets, Incorporated Investment/Profit Sharing Plan
                                 EIN: 56-0846267
                                Plan Number: 001

           Line 27d - Schedule of Reportable Transactions (continued)



                                                                                                         (H) CURRENT
                                                                                                             VALUE
                                      (B) DESCRIPTION OF ASSET                                             OF ASSET ON
                                     INCLUDING INTEREST RATE AND  (C) PURCHASE   (D) SELLING  (G) COST OF  TRANSACTION  (I) GAIN OR
(A) IDENTITY OF PARTY INVOLVED        MATURITY IN CASE OF A LOAN       PRICE          PRICE        ASSET       DATE         (LOSS)
----------------------------------   ---------------------------  -------------  -----------  ----------- ------------- -----------
Category (iii) - A series of
  transactions in excess of 5% of
  Plan assets (continued):
----------------------------------



First Union National Bank           Evergreen Balanced Fund:
                                       Purchases                   $  1,000,989    $        --  $1,000,989  $1,000,989   $      --
                                       Sales                                 --      1,233,489     950,899   1,233,489     282,590

----------


Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii) or (iv) reportable transactions during the year ended September 25, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Ingles Markets Incorporated
                                            Investment/Profit Sharing Plan


Date:  March 23, 2000                       By:      /s/ Brenda S. Tudor
                                               -------------------------------
                                                     Brenda S. Tudor
                                                     Trustee


                                            By:      /s/ Robert P. Ingle
                                               -------------------------------
                                                     Robert P. Ingle
                                                     Trustee


                                            By:      /s/ Vaughn C. Fisher
                                               -------------------------------
                                                     Vaughn C. Fisher
                                                     Trustee

EXHIBIT INDEX

Exhibit 23        Consent of Ernst & Young LLP








                                      -14-